Exhibit 99.1

Jiayuan.com Announces Board of Directors Establishes Special Committee to Evaluate Non-Binding “Going Private” Proposal and Departure of Director

BEIJING, March 16, 2015 /PRNewswire/ — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that its Board of Directors (the “Board”) has established a special committee (the “Special Committee”) to consider the non-binding proposal letter, dated March 3, 2015 (the “Proposal Letter”), from Vast Profit Holdings Limited (“Vast Profit”) that proposes a “going-private” transaction involving the acquisition of all of the outstanding ordinary shares of the Company not already owned by Vast Profit (the “Proposed Transaction”).

The Special Committee is composed of the following independent directors who are not affiliated with Vast Profit: Messrs. JP Gan, Paul Keung and Gaofei Wang. Mr. Gan will serve as the chairperson of the Special Committee. The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that no decisions have been made by the Special Committee with respect to the Company’s response to the proposal and there can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

In addition, the Company today announced that Mr. Jianzhang Liang resigned from his position as a director of the Company, effective March 10, 2015, for personal reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Gan will replace Mr. Liang as the chairperson of the compensation committee.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 5.4 million monthly active user accounts in the fourth quarter of 2014. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Shirley Zhang

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Mr. Christian Arnell

Christensen Investor Relations

Mr. Christian Arnell

+86-10-5900-1548

carnell@christensenir.com

US

Ms. Linda Bergkamp

+1-480-614-3004
Email: lbergkamp@Christensenir.com